Exhibit 21
Subsidiaries of Access National Corporation

Subsidiary and Name Under Which Business is Done	Jurisdiction of Incorporation or Organization

Access National Bank	United States
Access National Leasing Corporation (inactive)	Virginia
Access National Mortgage Corporation	Virginia
Access Capital Management LLC	Virginia
Acme Real Estate LLC	Virginia
Access National Real Estate LLC	Virginia
United First Mortgage Corporation (inactive)	Virginia
Access National Capital Trust I (inactive)	Virginia
Access National Capital Trust II	Virginia